
02050296

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
AUG 09 2002
WASH. D.C.
165
SECTION

For the Month of **August 2002**

MFC BANCORP LTD.
(Exact Name of Registrant as specified in its charter)

17 Dame Street, Dublin 2, Ireland
(35 31) 679 1688
(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

CR

NEWMONT
AUSTRALIA

Newmont Australia Limited
ABN 86 009 295 765
100 Hutt Street, Adelaide 5000
South Australia, Australia
Telephone +61 8 8303 1700
Facsimile +61 8 8303 1900
www.newmont.com

Tuesday, 6 August 2002

PRESS RELEASE

New Ownership in Kasese Cobalt Project in Southwest Uganda

The ownership of the majority shareholder in Kasese Cobalt Company Limited ("**KCCL**") located in southwest Uganda has changed.

In early 2002, the Board of Directors of Newmont Australia ("**Newmont**") decided to dispose of the interest in KCCL, as it was regarded as a non-core asset due to its size and Newmont's primary focus on gold production.

Under an agreement announced today, Newmont has now sold its 86% interest in Banff Resources Limited ("**Banff**") to Canadian-based MFC Bancorp Ltd. ("**MFC**"). Banff holds 64% of KCCL.

The Government of Uganda will retain its 25% interest in the project through 100% owned Kilembe Mines Limited and the Ministry of Energy and Mineral Development has endorsed the change in ownership. Minister Hon. Syda Bbumba has stated that the Government of Uganda welcomes MFC to Uganda as a replacement for Newmont.

The concerted efforts of the KCCL workforce at Kasese have resulted in current production at a rate of approximately 720 tonnes per year. However low world prices have resulted in the plant losing about US$500,000 per month. The Board of Directors of KCCL has therefore decided to commence planning to temporarily cease production and to put the plant on a care and maintenance basis, to better secure the financial future of the company.

The care and maintenance program will involve the continued production and sale of electricity from the company owned Mubuku-3 power station. Revenues from power sales will be used to cover the cost of maintaining the cobalt plant in readiness for a return to production, when cobalt prices return to economic levels. All of the plant will be kept in operational readiness, and environmental protection programs will be continued along with safety and security efforts.

MFC has committed to employing as many of the current Ugandan employees as economically practical to maintain the plant, and to retain the skills and processing expertise that has evolved since the start of project construction. This employment will continue KCCL's contribution to Uganda's economy in general, and to the Kasese District economy in particular, albeit on a reduced scale.

MFC's President, Michael Smith, said "MFC Bancorp has made the investment in Kasese Cobalt's future in the hope that cobalt prices will increase in the near term, and the plant will return to production. During the care and maintenance period, the company will seek opportunities to improve on the technical capabilities of the plant, and to look for ways to add value to the cobalt products that are currently produced".

Hon. Syda Bbumba, the Minister for Energy and Mineral Development, said, "The change in production status is regrettable, but understandable and necessary due to the current low cobalt price. The Government of Uganda will still meet the primary objectives of protecting the environment and focusing on future opportunities arising out of value addition from the Kasese cobalt stockpile."

The Minister also re-iterated the Ugandan Government's commitment to encouraging the development of international investment in mining in Uganda. She is quoted as saying that "The Government is realistic that the pursuit of its economic development agenda means that, from time to time, industry will have to endure regional and international commodity price cycles that make operations difficult to continue. It is therefore critical to keep the Kasese cobalt plant in a condition that allows a rapid return to production once international cobalt prices improve".

The KCCL project was constructed to process cobalt rich pyrite stockpiled between 1956 and 1978 as a by-product of copper production from the nearby Kilembe Mine. First production from the modern processing plant took place in July 1999. The project has struggled for the past 3 years in the face of sustained fall in world cobalt prices.

The international price of cobalt has dropped 75% since the decision was made to build the plant, and 60% since first production. Cobalt prices have fallen over 30% in the last 12 months alone to around US$6.50, as growth in the world demand for cobalt has reduced. Cobalt is used principally in aircraft engines, tools, and mobile phone and computer batteries.

FOR FURTHER INFORMATION:

Rene Randall, Vice President
MFC Bancorp Ltd.
Canada +1 604 683 5767

Paul Kiley
Newmont Australia +61 (0)8 8303 1705

Permanent Secretary, Ministry of Energy and Mineral Development
Kampala, Uganda +256 (0)41 234 733

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Registrant **MFC BANCORP LTD.**

By

ROY ZANATTA, DIRECTOR

Date August 7, 2002